

July 22, 2009

Graeme McNeill
Chief Executive Officer and President
Wolf Resources, Inc.
564 Wedge Lane
Fernley, NV 89408

>   **Re: Wolf Resources, Inc.**
>   **Post-Effective Amendment No. 2 to Form SB-2/A on Form S-1**
>   **File No. 333-128697**
>   **Filed June 4, 2009**
>
>   **Amendment No. 1 to Form 10-K for the Fiscal Year Ended July 31,**
>   **2008**
>   **Filed June 30, 2009**
>   **File No. 0-52296**

Dear Mr. McNeill:

   We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Post-Effective Amendment No. 2 to Form SB-2 on Form S-1

General

   1.   Once all outstanding issues related to the review of the Form 10-K have been resolved, we will be in a position to consider a request for accelerated effectiveness of the post-effective amendment.

Form 10-K for the Fiscal Year Ended July 31, 2008, as amended June 30, 2009

Controls and Procedures, page 24

2.	We note your response to our prior comment 2 and the revised disclosure you provide in this section. It is unclear why you removed the section entitled "Conclusions" from this section. Provide in this section all the disclosure Items 307 and 308T(b) of Regulation S-K require. In that regard, you must provide management's conclusions regarding its evaluation of your disclosure controls and procedures, as well as the conclusion regarding material changes to your internal controls over financial reporting.

Closing Comments

	Please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Douglas Brown at (202) 551-3265, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director